Filed pursuant to Rule 424(b)(3)
Registration No. 333-139614

ADVANCIS PHARMACEUTICAL CORPORATION

6,000,000 Shares of Common Stock

This prospectus relates to the public offering, from time to time, of up to an aggregate of 6,000,000 shares of common stock, par value $.01 per share, of Advancis Pharmaceutical Corporation, by selling stockholders or their pledgees, transferees or other successors in interest. We will not receive any of the proceeds from the sale of these shares of common stock.

Our common stock is traded on the Nasdaq Global Market under the symbol “AVNC.” On December 21, 2006 the closing price of one share of our common stock was $3.64.

Investing in our common stock involves significant risks. See “Risk Factors” on Page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 29, 2006

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of the Securities Exchange Act of 1934, as amended, and the Securities Act of 1933, as amended, that involve risks and uncertainties. In some cases, forward-looking statements are identified by words such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “will,” “may” and similar expressions. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus or the incorporated document, as the case may be. All of these forward-looking statements are based on information available to us at the time of this prospectus or the incorporated document, as the case may be, and we assume no obligation to update any of these statements. Actual results could differ from those projected in these forward-looking statements as a result of many factors, including those identified by reference in the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere contained in our Annual Report on Form 10-K for the year ended December 31, 2005, as updated by our Quarterly Reports on Form 10-Q and in the documents filed by us with the SEC after the date of this prospectus and incorporated by reference herein. We urge you to review and consider the various disclosures made by us in this prospectus, and those detailed from time to time in our filings with the Securities and Exchange Commission, that attempt to advise you of the risks and factors that may affect our future results.

Advancis, Advancis Pharmaceutical Corp., PULSYS and Keflex are trademarks and trade names of Advancis Pharmaceutical Corporation. All other trademarks, trade names or service marks appearing in this prospectus and the incorporated documents are the property of their respective owners.

In December 2003, Aventis and Aventis Pharmaceuticals Inc., now part of Sanofi-Aventis, brought an action against us, alleging, in essence, that our corporate name is infringing the plaintiff’s trademark and seeking injunctive relief. A trial was held in May 2005, and the Court’s decision, dated September 26, 2006, ruled in favor of sanofi-aventis and required sanofi-aventis and us to jointly submit a proposed Permanent Injunction and Order, which was submitted on October 27, 2006. On October 31, 2006 the Judge approved the proposed Order, which will cause us to surrender our trademark registrations for the “Advancis” name, and cease using the name in connection with our business, effective June 30, 2007.

SUMMARY

This summary highlights information about Advancis Pharmaceutical Corporation. Because this is a summary, it does not contain all the information you should consider before investing in our common stock. You should read carefully this entire prospectus and the documents that we incorporate by reference. As used in this prospectus, references to “we,” “us,” “our,” “Advancis” or “our Company” and similar terms mean Advancis Pharmaceutical Corporation.

Advancis Pharmaceutical Corporation

We are a pharmaceutical company focused on the development and commercialization of pulsatile drug products that fulfill unmet medical needs in the treatment of infectious disease. We are developing anti-infective drugs based on our novel biological finding that bacteria exposed to antibiotics in front-loaded staccato bursts, or “pulses,” are killed more efficiently than those under standard treatment regimens. Based on this finding, we have developed a proprietary, once-a-day pulsatile delivery technology called PULSYStm (“PULSYS”). By examining the resistance patterns of bacteria and applying our delivery technologies, we believe we have the potential to redefine infectious disease therapy, and reduce drug resistance versus currently available antibacterial products. In December 2006, we filed a New Drug Application (“NDA”) with the U.S. Food and Drug Administration (the “FDA”) for our lead pulsatile product candidate, an Amoxicillin PULSYS product for adults and adolescents with pharyngitis and/or tonsillitis. In 2004, we acquired the U.S. rights to Keflex (cephalexin) from Eli Lilly. We sell our line of Keflex products to wholesalers in both capsule and powder formulations. In May 2006, we received FDA approval for two additional Keflex strengths — 333mg capsules and 750mg capsules. Following FDA approval, we commenced commercialization initiatives focused solely on the Keflex 750mg capsules. In addition to these non-PULSYS Keflex products, we have a Keflex PULSYS product candidate that is currently in Phase I clinical trials.

We were incorporated in Delaware in December 1999 and commenced operations in January 2000. Our principal executive offices are located at 20425 Seneca Meadows Parkway, Germantown, Maryland 20876. Our telephone number is (301) 944-6600. Our website is www.advancispharm.com. Information contained on our website is not part of, and is not incorporated into, this prospectus. Our filings with the SEC are available without charge on our website as soon as reasonably practicable after filing.

RISK FACTORS

An investment in our common stock involves significant risks. You should carefully consider and evaluate all of the information included and incorporated by reference in this prospectus, including the risk factors incorporated herein by reference from our Annual Report on Form 10-K for the year ended December 31, 2005, as updated by our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006, respectively, and as further updated by annual, quarterly and other reports and documents we file with the Securities and Exchange Commission after the date of this prospectus and that are incorporated by reference herein. Any of these risks could materially and adversely affect our business, results of operations and financial condition, which in turn could materially and adversely affect the price of our common stock and the value of your investment in us.

USE OF PROCEEDS

We will not receive any proceeds from the sale by the selling stockholders of the shares of common stock offered by this prospectus. We will pay all expenses of the registration and sale of the shares of common stock, other than selling commissions and fees, stock transfer taxes and fees and expenses, if any, of counsel or other advisors to the selling stockholders. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions.

SELLING STOCKHOLDERS

In December 2006, we completed a private placement of 6,000,000 shares of common stock . This prospectus covers the offer and sale by the selling shareholders of up to the total number of shares of common stock issued to the selling shareholders in the private placement. The private placement transaction was exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), in reliance upon Section 4(2) of the Securities Act and Regulation D promulgated thereunder, as a transaction by an issuer not involving a public offering. The shares in the private placement transaction were offered and sold only to “accredited investors,” as defined in Regulation D under the Securities Act who represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof. In satisfaction of our obligations under a registration rights agreement we entered into with the selling stockholders in connection with the private placement, this prospectus registers the resale of 6,000,000 shares of our common stock, all of which were acquired by the selling stockholders in the private placement. We agreed to keep the registration statement effective until such date that is the earlier of (i) the date as of which all of the shares of common stock are eligible to be sold pursuant to Rule 144(k) (or any successor rule thereto) under the Securities Act or (ii) the date when all of the shares of common stock offered hereby are sold. The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

Except as set forth herein, the selling stockholders have not had any position, office or material relationship with us within the past three years.

Because the selling stockholders may sell all, some or none of the shares of common stock beneficially owned by them, we cannot estimate the number of shares of common stock that will be beneficially owned by the selling stockholders after this offering. The column showing number of shares owned after the offering assumes that the selling stockholders will sell all of the securities offered by this prospectus. In addition, the selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the date on which they provided the information, all or a portion of the shares of common stock beneficially owned by them in transactions exempt from the registration requirements of the Securities Act. See “Plan of Distribution.”

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to shares, subject to community property laws where applicable. In calculating the shares beneficially owned by each selling stockholder prior to and after the offering, we have based our calculations on the number of shares of common stock deemed outstanding as of December 20, 2006.

Information concerning the selling stockholders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary.

The following table shows information, as of December 14, 2006, with respect to the selling stockholders and the shares of our common stock, which they beneficially own, that may be offered under this prospectus. The information is based on information provided by or on behalf of the selling stockholders.

	Number of	Maximum
	Shares of	Number of	Shares Beneficially
	Common Stock	Shares to be Sold	Owned After Offering
	Owned Prior	Pursuant to This	Number		Percentage
Name of Selling Stockholder	to the Offering	Prospectus	of Shares		of Class

Deerfield Special Situations Fund, L.P.(1)	736,200	199,200	537,000		1.48%
Deerfield Special Situations Fund International, Ltd.(2)	1,481,255	400,800	1,080,455		2.97%
Fort Mason Master, L.P.(3)	375,640	375,640	—		—
Fort Mason Partners, L.P.(3)	24,360	24,360	—		—
Millennium Partners, L.P.(4)	2,102,178	2,100,000	2,178		*
Omega Fund I, L.P.(5)	1,896,784	550,000	1,346,784	(6)	3.67%
Perceptive Life Sciences Master Fund, Ltd.(7)	1,000,000	1,000,000	—		—
RA Capital Biotech Fund, L.P.(8)	500,000	500,000	—		—
The Jay Goldman Master L.P.(9)	240,000	175,000	65,000		*
Woodmont Investments, Ltd.(10)	240,000	175,000	65,000		*
Zeke, L.P.(11)	500,000	500,000	—		—

Total	9,096,417	6,000,000	3,096,417		8.48%

*	Less than 1%

(1)	Deerfield Capital, L.P. is the general partner of Deerfield Special Situations Fund, L.P. James E. Flynn is the general partner of Deerfield Capital, L.P. Mr. Flynn has dispositive and voting power over the shares owned by these funds. Mr. Flynn disclaims beneficial ownership of the securities held by Deerfield Special Situations Funds, L.P. except to the extent of his pecuniary interest therein.

(2)	Deerfield Management, L.P. is the general partner of Deerfield Special Situations Fund International, Ltd. James E. Flynn Management, L.L.C. is the general partner of Deerfield Management, L.P. James E. Flynn is the general partner of James E. Flynn Management, L.L.C. Mr. Flynn has dispositive and voting power over the shares owned by these funds. Mr. Flynn disclaims beneficial ownership of the securities held by Deerfield Special Situations Funds International, Ltd. except to the extent of his pecuniary interest therein.

(3)	Fort Mason Capital, LLC serves as the general partner of Fort Mason Master, L.P. and Fort Mason Partners, L.P. and, in such capacity, exercises sole voting and investment authority with respect to such shares owned by Fort Mason Master, L.P. and Fort Mason Partners, L.P. Mr. Daniel German serves as the sole managing member of Fort Mason Capital, LLC. Fort Mason Capital, LLC and Mr. German each disclaim beneficial ownership of such shares, except to the extent of its or his pecuniary interest therein, if any.

(4)	Millennium Management, L.L.C., a Delaware limited liability company, is the managing partner of Millennium Partners, L.P., a Cayman Islands exempted limited partnership, and consequently may be deemed to have voting control and investment discretion over securities owned by Millennium Partners, L.P. Israel A. Englander is the managing member of Millennium Management, L.L.C. As a result, Mr. Englander may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Millennium Management, L.L.C. The foregoing should not be construed in and of itself as an admission by either of Millennium Management, L.L.C. or Mr. Englander as to beneficial ownership of the shares of the Company’s common stock owned by Millennium Partners, L.P.

(5)	Omega Fund G.P., Ltd. is the general partner of Omega Fund I, L.P. John P. Loff and Connie Helyar, the general partners of Omega Fund G.P., Ltd., have voting and dispositive power over securities owned by Omega Fund I, L.P.

(6)	Includes currently exercisable warrants to acquire 351,759 shares of common stock at an exercise price of $4.78 per share.

(7)	Perceptive Advisors, LLC, is the investment advisor of Perceptive Life Science Master Fund, Ltd. and consequently has voting control and investment discretion over securities owned by Perceptive Life Science Master Fund, Ltd. Joseph Edelman is the managing member of Perceptive Advisors, LLC. As a result, Mr. Edelman may be considered the beneficial owner of any shares deemed to be beneficially owned by Perceptive Life Science Master Fund, Ltd.

(8)	Mr. Peter Kolchinsky, as the managing director of RA Capital Management, LLC, the general partner of RA Capital Biotech Fund, LP, has shared voting and dispositive power with respect to these securities.

(9)	Jay G. Goldman has sole voting and dispositive power for all shares held by The Jay Goldman Master L.P. and disclaims beneficial ownership of such shares.

(10)	Jay G. Goldman has sole voting and dispositive power for all shares held by Woodmont Investments, Ltd. and disclaims beneficial ownership of such shares.

(11)	Edward N. Antoian, the general partner of Zeke, L.P., has voting and dispositive power over securities owned by Zeke, L.P.

PLAN OF DISTRIBUTION

We are registering the previously issued 6,000,000 shares of our common stock to permit the resale of these shares of our common stock by the selling stockholders from time to time after the date of this prospectus. We are registering the common stock to fulfill our obligations under a registration rights agreement with the selling stockholders. The registration of the common stock does not necessarily mean that any of the shares will be offered or sold by the selling stockholders under this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock.

The selling stockholders may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act or pursuant to another exemption from registration under the Securities Act, if available, rather than under this prospectus.

The selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the relevant selling stockholder. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances in which the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus. If required, we will file a supplement to this prospectus or an amendment to the registration statement, amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We will pay all expenses of the registration and sale of the shares of common stock, other than selling commissions and fees, stock transfer taxes and fees and expenses, if any, of counsel or other advisors to the selling stockholders. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus. If the selling stockholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of our common stock pursuant to this prospectus and activities of the selling stockholders.

The registration rights agreement permits us to suspend the use of this prospectus in connection with sales of the shares of our common stock offered under this prospectus by holders during periods of time under certain circumstances relating to pending corporate developments and public filings with the Securities and Exchange Commission and similar events.

LEGAL MATTERS

The validity of the shares of common stock offered under this prospectus will be passed upon for us by Dewey Ballantine LLP, New York, New York.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We are filing this prospectus as part of a registration statement on Form S-3 with the SEC under the Securities Act. This prospectus does not contain all of the information contained in the registration statement, certain portions of which have been omitted under the rules of the SEC. We also file annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act. The Exchange Act file number for our SEC filings is 000-50414. You may read and copy the registration statement and any other document we file at the SEC’s public reference room located at:

100 F Street, N.E.
Washington, D.C. 20549

You may obtain information on the SEC’s public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. We file information electronically with the SEC and these filings are available from the SEC’s Internet site at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically. Our shares of common stock are listed on The Nasdaq Global Market under the symbol “AVNC.” You may read and copy our SEC filings and other information at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006. Information about us, including our SEC filings, is also available on our website at http://www.advancispharm.com; however, that information is not a part of this prospectus or any accompanying prospectus supplement.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and the information that we file at a later date with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below as well as any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act:

•	Our Annual Report on Form 10-K for the year ended December 31, 2005.

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006.

•	Our Current Reports on Form 8-K dated June 7, 2006, June 30, 2006, September 28, 2006, October 17, 2006, December 8, 2006 and December 14, 2006.

•	The description of our common stock which is contained in the Company’s registration statement on Form S-1 (File No. 333-107599), as amended.

We will provide a copy of the documents we incorporate by reference upon request, at no cost, to any person who receives this prospectus. You may request a copy of these filings, by writing or telephoning us at the following:

Advancis Pharmaceutical Corporation
20425 Seneca Meadows Parkway
Germantown, Maryland 20876
Attention: Robert C. Low
(301) 944-6600

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. Neither we nor the selling stockholders are making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus, any prospectus supplement or document incorporated by reference is accurate as of any date other than the date on the front of the relevant document.